EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 - 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 30, 2007

ITEM 3. NEWS RELEASE

A news release was issued by the Company on March 30, 2007 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company will not be restating the reconciliation note that is included in its financial statements for the years ended December 31, 2003, 2004 and 2005 pursuant to United States generally accepted accounting principles (“US GAAP”), as was previously anticipated.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

For further information, please contact:

Name:  Robert Pirooz
Office:  General Counsel
Telephone:      (604) 687-0333

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 30th day of March, 2007.

“Signed”

Robert Pirooz General Counsel and Secretary